 Exhibit 99.1

Medigus Board of Directors Decides to Promote a $2 Million Buyback Program

OMER, Israel, July 26, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced its board of directors authorized the company to take actions to promote a $2 million buyback program for the company’s ADRs. The company expects to formally approve the buyback in conjunction with the approval of its financial statements for the 6 months ended June 30, 2021, and based on a financial advisor’s opinion to be obtained. The company is required to file a motion seeking a court approval for the buyback program, and the effectiveness of the buyback plan, if formally approved, will be contingent upon such court’s approval.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit http://www.medigus.com/investor-relations

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the contemplated buyback program as there is no assurance that any of the conditions required by law for the effectiveness of the program will be satisfied and accordingly whether the buyback program will be initiated and its timing. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind

Contact (for media only)

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com